EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
The Keith Companies, Inc.:
      We consent to incorporation by reference in the registration statements (No. 333-61312 and 333-83097) on Forms S-8 of The Keith Companies, Inc. of our reports dated March 4, 2005, with respect to the consolidated balance sheets of The Keith Companies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004, annual report on Form 10-K of The Keith Companies, Inc.

/s/ KPMG LLP
Costa Mesa, California
March 7, 2005